# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1PM Industries, CIK 0000859747
CUSIP: 68276T100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1930 VILLAGE CENTER CIRCLE #3-6189, LAS VEGAS, Nevada (NV), 89134
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001474389

## Reporting persons
- St George Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 262,662,307; shared voting power 0; sole dispositive power 262,662,307; shared dispositive power 0; aggregate amount beneficially owned 262,662,307 (9.9% of the class)
  Comment: Reporting person St. George Investments, LLC ("St. George") has rights to convert a Promissory Note into shares of the Issuer's common stock, which except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer's common stock beneficially owned by St. George as of the date of this filing was 262, 662,307 shares, which is 9.995 of the Issuer's 2,629,252,319 shares that were outstanding as of January 19, 2018 (as reported in the Issuer's Form 10-Q filed January 22, 2018).
- Fife Trading, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 262,662,307; shared voting power 0; sole dispositive power 262,662,307; shared dispositive power 0; aggregate amount beneficially owned 262,662,307 (9.9% of the class)
  Comment: Fife Trading, Inc. is the sole manager of reporting person St. George Investments. St. George has rights to convert a Promissory Note into shares of the Issuer's common stock, which except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer's common stock beneficially owned by St. George as of the date of this filing was 262, 662,307 shares, which is 9.995 of the Issuer's 2,629,252,319 shares that were outstanding as of January 19, 2018 (as reported in the Issuer's Form 10-Q filed January 22, 2018).
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 262,662,307; shared voting power 0; sole dispositive power 262,662,307; shared dispositive power 0; aggregate amount beneficially owned 262,662,307 (9.9% of the class)
  Comment: John M Fife is the sole member of reporting person St. George and the president and sole shareholding of Fife Trading, Inc. St. George has rights to convert a Promissory Note into shares of the Issuer's common stock, which except for a contractual 9.99% cap on the amount of outstanding shares that St. George may own, would exceed the cap. Thus, the number of shares of the Issuer's common stock beneficially owned by St. George as of the date of this filing was 262, 662,307 shares, which is 9.995 of the Issuer's 2,629,252,319 shares that were outstanding as of January 19, 2018 (as reported in the Issuer's Form 10-Q filed January 22, 2018).

## Item 1. Issuer
Name of issuer: 1PM Industries
Address of issuer's principal executive offices: 1930 VILLAGE CENTER CIRCLE #3-6189, LAS VEGAS, NEVADA, 89134

## Item 2. Person Filing
Name of person filing: This report is filed by St. George Investments, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of the Issuer's Common Stock that are directly beneficially owned by St. George Investments, Inc. and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040
Chicago, IL 60601
Citizenship:
St. George Investments, LLC is a Utah limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 262,662,307
Percent of class: 9.99%
Sole power to vote or to direct the vote: 262,662,307
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 262,662,307
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- St George Investments LLC: John Fife, President (03/11/2025)
- Fife Trading, Inc.: John Fife, President (03/11/2025)
- John M Fife: John Fife, John Fife (03/11/2025)